[COMPANY LOGO]                                                 INVESTOR CONTACTS
                                                 investor.relations@homex.com.mx

                                                             Carlos J. Moctezuma
                                                      Head of Investor Relations
                                                                 +5266-7759-5838
                                                         cmoctezuma@homex.com.mx


FIRST QUARTER 2007 RESULTS

Homex Reports Solid Revenue and EBITDA Growth as well as Improved Operating Efficiencies in the First Quarter 2007

--------------------------------------------------------------------------------

Culiacan Mexico, April 26, 2007 - Desarrolladora Homex, S.A.B. de C.V. ("Homex" or "the Company") [NYSE: HXM, BMV: HOMEX] today announced results for the first quarter ended March 31 2007(1).

Highlights


o Total revenues increased 20.0% in the first quarter of 2007 to Ps.2.9 billion from Ps.2.4 billion in the first quarter of 2006.


o EBITDA during the quarter was Ps.832.9 million, a 54.9% increase from the Ps.537.9 million reported in the first quarter of 2006. EBITDA adjusted for tax recoveries increased 27.1% to Ps.683.7 million in the first quarter of 2007.


o EBITDA margin increased 655 basis points to 29.1% in the first quarter of 2007. Adjusted for tax recoveries, EBITDA margin increased to 23.9% from 22.6% in the first quarter of 2006.


o Net income increased 87.4% in the first quarter of 2007 to Ps.454.9 million from Ps.242.7 million in the first quarter of 2006. Adjusted for tax recoveries, net income increased 46.0% in the first quarter of 2007.


o Overall operating cycle continued improving to 331 days in the first quarter of 2007 from the 336 days recorded in the first quarter of 2006.


o Accounts receivable as a percentage of total revenues improved significantly to 39.5% from the 54.6% reported in March 2006. Accounts receivable turnover days improved to 142 days as of March 2007 from 197 days reported as of March 2006.


      "We are very pleased with the first quarter results and feel confident in our 2007 guidance," stated David Sanchez-Tembleque Chief Executive Officer of Homex. "Going forward, we are opening new cities and fortifying our existing coverage with new developments within our existing markets."

------------------

      (1) Unless otherwise noted, all monetary figures are in Mexican pesos and restated as of March 31, 2007 in accordance with Mexican GAAP. The symbols "Ps." and "$"refer to Mexican pesos and "US$" refers to U.S. dollars. The first quarter 2007 financial information is unaudited and is subject to adjustment.

------------------------------------------------------------------------------------------------------------------------------------
FINANCIAL AND OPERATING HIGHLIGHT
------------------------------------------------------------------------------------------------------------------------------------
Thousands of constant pesos as of  March 31, 2007,        1Q'07          1Q'06        % Chg.           2007           2006    % Chg.
otherwise indicated
------------------------------------------------------------------------------------------------------------------------------------
   Volume (Homes)                                         9,761          8,570         13.9%          9,761          8,570     13.9%
------------------------------------------------------------------------------------------------------------------------------------
   Revenues                                          $2,857,651     $2,380,455         20.0%     $2,857,651     $2,380,455     20.0%
------------------------------------------------------------------------------------------------------------------------------------
   Gross Profit                                        $909,393       $742,702         22.4%       $909,393       $742,702     22.4%
------------------------------------------------------------------------------------------------------------------------------------
   Operating Income                                    $624,947       $528,461         18.3%       $624,947       $528,461     18.3%
------------------------------------------------------------------------------------------------------------------------------------
   Net Interest Expense                                 $78,748       $103,653        -24.0%        $78,748       $103,653    -24.0%
------------------------------------------------------------------------------------------------------------------------------------
   Net Income                                          $454,895       $242,754         87.4%       $454,895       $242,754     87.4%
------------------------------------------------------------------------------------------------------------------------------------
   EBITDA (a)                                          $832,919       $537,859         54.9%       $832,919       $537,859     54.9%
------------------------------------------------------------------------------------------------------------------------------------
   Gross Margin                                           31.8%          31.2%                        31.8%          31.2%
------------------------------------------------------------------------------------------------------------------------------------
   Operating Margin                                       21.9%          22.2%                        21.9%          22.2%
------------------------------------------------------------------------------------------------------------------------------------
   EBITDA Margin                                          29.1%          22.6%                        29.1%          22.6%
------------------------------------------------------------------------------------------------------------------------------------
   Earnings per share                                      1.37           0.71                         1.37           0.71
------------------------------------------------------------------------------------------------------------------------------------
   Earnings per ADR presented in US (b)                    0.74           0.39                         0.74           0.39
------------------------------------------------------------------------------------------------------------------------------------
   Weighted avg. shares outstanding (MM)                  335.9          335.9                        335.9          335.9
------------------------------------------------------------------------------------------------------------------------------------
   Accounts receivable (as a % of sales)                                                              39.5%          54.6%
------------------------------------------------------------------------------------------------------------------------------------
   Accounts receivable (days) period-end                                                                142            197
------------------------------------------------------------------------------------------------------------------------------------
   Inventory turnover (days) period-end                                                                 383            301
------------------------------------------------------------------------------------------------------------------------------------
   Inventory (w/o land) turnover (days) period-end                                                       76             92
------------------------------------------------------------------------------------------------------------------------------------

      (a) EBITDA is defined as net income plus depreciation and amortization, net comprehensive financing cost, income tax expense and employee statutory profit sharing expense. Please see Financial Results / EBITDA which includes a table that sets forth a reconciliation of net income to EBITDA for the first quarter 2007 and 2006.

      (b) US$ values estimated using an exchange rate Ps.11.01 per US$1.00. Common share/ADR ratio: 6:1



FIRST QUARTER 2007 RESULTS

Operating Results

Homex operated in 29 cities and 18 states across Mexico as of March 31, 2007.

Sales Volumes. For the three-month period ended March 31, 2007, sales volume totaled 9,761 homes, of which affordable entry-level volumes accounted for 8,896 homes, representing 91.1% of the total sales volume. Increased availability of financing from all sources, particularly INFONAVIT, contributed to the higher volume of sales of affordable entry-level homes. Sales of middle-income homes also continued to grow. Middle-income volume was 865 homes, or 8.9% of total sales and up 22.9% from the first quarter of 2006.

--------------------------------------------------------------------------------
VOLUME
--------------------------------------------------------------------------------
                                                                         Change
                                           1Q'07          1Q'06     1Q07 / 1Q06
--------------------------------------------------------------------------------
     Affordable entry                      8,896          7,866           13.1%
--------------------------------------------------------------------------------
     Middle-income                           865            704           22.9%
--------------------------------------------------------------------------------
     Total volume                          9,761          8,570           13.9%
--------------------------------------------------------------------------------

The average price during the first quarter for all homes sold was Ps.361 thousand, reflecting a 16.3% increase compared to the first quarter of 2006. The result was mainly driven by an improved product offering within the middle-income segment that resulted in a 23.7% increase in the average price during the period.

----------------------------------------------------------------------------------------------------------------------------
AVERAGE PRICE                                                                                          Price Range By Segment
----------------------------------------------------------------------------------------------------------------------------
Thousands of constant pesos as of  March 31, 2007

                                                                                               Change
                                                             1Q'07          1Q'06         1Q07 / 1Q06     Low        High
----------------------------------------------------------------------------------------------------------------------------
      Affordable entry                                        $244           $244                0.0%      $199       $600
----------------------------------------------------------------------------------------------------------------------------
      Middle-income                                           $751           $607               23.7%      $620     $2,000
----------------------------------------------------------------------------------------------------------------------------
      Compound average price for all homes                    $361           $310               16.3%
----------------------------------------------------------------------------------------------------------------------------

* The Company categorized its products sold during the quarter according to the price ranges presented above.

Mortgage Financing. As of March 31, 2007, the Company's customers obtained mortgages from the Mexican Workers' Housing Fund (INFONAVIT), the five largest Sofoles, five commercial banks and FOVISSSTE. During the first quarter of 2007, INFONAVIT represented 76.1% of the mortgages granted to Homex's customers.

------------------------------------------------------------------------------------
MORTGAGE FINANCING BY SEGMENT
------------------------------------------------------------------------------------
  Number of Mortgages
------------------------------------------------------------------------------------
   Financing Source               1Q'07     % of Total         1Q'06     % of Total
------------------------------------------------------------------------------------
   INFONAVIT                      7,427          76.1%         6,216          72.5%
------------------------------------------------------------------------------------
   SHF & Banks                    1,514          15.5%         1,460          17.0%
------------------------------------------------------------------------------------
   FOVISSSTE                        820           8.4%           894          10.4%
------------------------------------------------------------------------------------
   Total                          9,761         100.0%         8,570         100.0%
------------------------------------------------------------------------------------


FIRST QUARTER 2007 RESULTS

Geographic Expansion. During the quarter, Homex started operations in the city of Coatzacoalcos, in the state of Veracruz with a development of approximately 1,000 affordable entry-level homes in the first phase. The total project will consist of 4,750 affordable homes. The Company also consolidated its operations in its existing cities and launched five new phases or expansion projects during the first quarter. Two middle-income phases were initiated, in Metepec and Tuxtla Gutierrez, and three affordable entry phases were initiated, in Guadalajara, Mexicali and Veracruz. Homex continued to follow a strategy of maintaining a geographically diverse base of projects in medium-sized cities, while strengthening its presence in the major metropolitan areas in Mexico during the quarter.

Homex is one of the leading homebuilders in Mexico's top four markets: Mexico City Metropolitan Area, Guadalajara, Monterrey and Tijuana and continues to have one of the leading positions in the additional 25 cities where the Company operates.

During the remainder of 2007 management expects to open in five new cities throughout Mexico.


Financial Results

Revenues increased 20.0% in the first quarter of 2007 to Ps.2,858 million from Ps.2,380 million in the same period of 2006. Total housing revenues in the first quarter of 2007 increased 20.0%, driven in part by higher middle-income sales volume, as well as higher average prices in the segment. Middle-income revenues in the first quarter of 2007 increased 52.0% and affordable entry-level increased 12.9%, while other revenues increased 19.9%, which are mainly attributable to the sale of pre-fabricated construction materials such as block and concrete.

--------------------------------------------------------------------------------
REVENUE BREAKDOWN
--------------------------------------------------------------------------------
Thousands of constant pesos as of
                                                                         Change
March 31, 2007                                  1Q'07         1Q'06     07 / 06
--------------------------------------------------------------------------------
     Affordable entry                      $2,168,142    $1,919,745       12.9%
--------------------------------------------------------------------------------
     Middle-income                           $649,771      $427,571       52.0%
--------------------------------------------------------------------------------
     Total housing revenues                $2,817,913    $2,347,316       20.0%
--------------------------------------------------------------------------------
     Other revenues                           $39,738       $33,139       19.9%
--------------------------------------------------------------------------------
     Total revenues                        $2,857,651    $2,380,455       20.0%
--------------------------------------------------------------------------------

Gross Profit. Homex generated a gross margin of 31.8% in the first quarter of 2007, a 60 basis points improvement compared to 31.2% in the same period of last year. For the quarter, gross profit increased 22.4% to Ps.909 million from Ps.743 million in the same quarter of 2006.

Selling and Administrative Expenses (SG&A). As stated in the previous earnings release, Homex assigned a value to the "Casas Beta" brand to be amortized over five years according to the generally accepted accounting principles in Mexico. A portion equivalent to three months of the "Casas Beta" brand value was amortized during the first quarter of 2007 resulting in a non-cash impact in the SG&A line of approximately Ps.23 million.

As a percentage of total revenues, selling and administrative expenses in the first quarter of 2007 remained relatively in-line with the first quarter of 2006 at 9.2%, without taking into effect the amortization of the "Casas Beta" brand.

When compared to the previous quarter, SG&A as a percentage of revenue improved from the 9.4% reported in the prior period.



FIRST QUARTER 2007 RESULTS

-----------------------------------------------------------------------------------------------------------------------------
SELLING AND ADMINISTRATIVE EXPENSES
-----------------------------------------------------------------------------------------------------------------------------
                                                                                                                      Change
(Thousands of constant pesos as of March 31, 2007)               1Q'07    % of Total        1Q'06     % of Total     07 / 06
-----------------------------------------------------------------------------------------------------------------------------
   Selling and administrative expenses                        $261,575          9.2%     $214,241           9.0%       22.1%
-----------------------------------------------------------------------------------------------------------------------------
   Beta trademark amortization                                  22,871          0.8%            -           0.0%           -
-----------------------------------------------------------------------------------------------------------------------------
   TOTAL SELLING AND ADMINISTRATIVE EXPENSES                  $284,446         10.0%     $214,241           9.0%       32.8%
-----------------------------------------------------------------------------------------------------------------------------

Operating income in the first quarter of 2007 increased 18.3% to Ps.625 million compared to Ps.528 million in the same period of 2006. Operating income as a percentage of revenues reached 21.9% in the first quarter of 2007 compared to 22.2% in the same period of 2006, also affected by the non-cash Beta trademark amortization reflected in the SG&A line. Without considering the Beta trademark amortization, comparable operating income as a percentage of total revenues would have improved to 22.7%.

Other Income. In the first quarter 2007, the Company registered other income of Ps.149 million compared to other income of Ps.6 million in the same period of 2006. The first quarter 2007 result was mainly driven by a partial recovery of VAT taxes during the period.

Net comprehensive financing cost decreased to Ps.118 million in the first quarter of 2007 compared to Ps.182 million in the year ago period. As a percentage of revenues, net comprehensive financing cost was 4.1% in the first quarter of 2007 compared to 7.7% in the same quarter of 2006. The drivers of this increase included the following:

      a) Net interest expense decreased to Ps.79 million in the first quarter of 2007 from Ps.104 million in the first quarter of 2006, mainly driven by a partial reduction in total debt and an increase in interest income.

      b) The Company's reported non-cash monetary position in the first quarter of 2007 was Ps.36 million compared to Ps.25 million in the first quarter of 2006, as a result of higher non-monetary assets.

      c) Foreign exchange loss in the first quarter of 2007 was Ps.3 million compared to a foreign exchange loss of Ps.54 million in the first quarter of 2006, derived mainly from the net changes in the translation of our foreign currency-denominated debt.

The monetary position and the foreign exchange gain are both non-cash items.

Net income for the first quarter of 2007 increased 87.4% to Ps.455 million from the Ps.243 million reported in the same period of 2006. Net income reflects the VAT recoveries in the period registered in the other income line, partially offset by the non-cash Beta trademark amortization adjustment in the quarter. Without considering the VAT recoveries, net income increased 46.0% in the period.

Earnings per share for the first quarter of 2007 were Ps.1.37 as compared to Ps.0.71 in the same period of 2006.

EBITDA margin improved to 29.1% in the first quarter of 2007 from 22.6% in the same period last year, mainly as result of operating efficiencies and the recoveries of VAT during the period. Without considering the VAT recoveries, EBITDA margin during the first quarter of 2007 improved to 23.9%.

EBITDA for the first quarter of 2007 rose 54.9% to Ps.833 million from Ps.538 million recorded in the first quarter of 2006. Without considering the VAT recoveries, EBITDA rose 27.1% in the period.



FIRST QUARTER 2007 RESULTS

The following table sets forth a reconciliation of net income to EBITDA for the first quarter 2007 and 2006.

--------------------------------------------------------------------------------
RECONCILIATION OF NET INCOME (LOSS) TO EBITDA
DERIVED FROM OUR MEXICAN GAAP FINANCIAL INFORMATION
--------------------------------------------------------------------------------
(Thousands of constant pesos as of March 31, 2007)         1Q'07          1Q'06
--------------------------------------------------------------------------------
   Net Income (loss)                                    $454,895       $242,754
--------------------------------------------------------------------------------
   Depreciation                                           35,872          9,398
--------------------------------------------------------------------------------
   Beta Trademark                                         22,871              -
--------------------------------------------------------------------------------
   Other Expense                                               -         -6,188
--------------------------------------------------------------------------------
   Net Comprehensive Financing Cost                      118,198        182,498
--------------------------------------------------------------------------------
   Income Tax Expense                                    197,276        112,201
--------------------------------------------------------------------------------
   Minority Interest                                       3,806         -2,804
--------------------------------------------------------------------------------
   EBITDA                                               $832,918       $537,859
--------------------------------------------------------------------------------

Land Reserve. As of March 31, 2007, Homex's land reserve was 44.9 million square meters, which includes both the titled land and land in process of being titled. This is equivalent to 217,771 homes, of which 168,089 are focused on the affordable entry-level and 44,682 in the middle-income segment.

Homex has established a land reserve policy to maintain approximately three years of future sales of land bank on the balance sheet. Accordingly, at the end of the first quarter of 2007 the Company maintained sufficient land reserves for the construction of more than three years of anticipated sales. In addition, Homex maintains approximately two years of additional anticipated sales in optioned land.

Liquidity. Homex's average debt maturity is 8.0 years. The Company had net debt of Ps.1,728 million as of March 31, 2007. Homex's debt to total capital ratio improved to 31.2% while interest coverage was 10.6x. Homex funded its cash needs for the first quarter of 2007, including land acquisitions, Capex, debt service and working capital requirements through a combination of cash flow from operations and existing cash on hand.

                  o     Net debt: Ps.1,728 million

                  o     Net debt to EBITDA ratio: 0.52x

                  o     Debt to total capitalization ratio: 31.2%

                  o     Interest coverage 10.6x

Free Cash Flow: The Company continued with its prudent investment policy during the quarter maintaining a comfortable cash position of Ps.1.8 billion. For the three months ended March 31, 2007, the Company registered a negative free cash flow in the amount of Ps.376 million. For the year Homex expects to be free cash flow neutral or slightly positive.

-----------------------------------------------------------------------------------------
RECONCILIATION OF NET INCOME (LOSS) TO FREE CASH FLOW
DERIVED FROM OUR MEXICAN GAAP FINANCIAL INFORMATION
-----------------------------------------------------------------------------------------
(Thousands of constant pesos as of March 31, 2007)                  1Q'07          1Q'06
-----------------------------------------------------------------------------------------
   Net Income (loss)                                             $454,894       $242,754
-----------------------------------------------------------------------------------------
   Items that did not require cash resources (non-cash items)    $236,996        242,726
-----------------------------------------------------------------------------------------
                                                                        -
-----------------------------------------------------------------------------------------
   Net resources used (generated) by operating activities        -957,146       -299,269
-----------------------------------------------------------------------------------------
   Capital Expenditures                                         -$110,872        -69,348
-----------------------------------------------------------------------------------------
   Free Cash Flow after land purchases and capex                -$376,127        116,863
-----------------------------------------------------------------------------------------



FIRST QUARTER 2007 RESULTS

Accounts Receivable. Homex reported total receivables of 39.5% of revenues for the twelve months ended March 31, 2007, representing an improvement over the 54.6% reported in the first quarter of 2006, calculated for the twelve months ended March 31, 2006. Compared to the previous quarter, accounts receivables as a percentage of sales improved from the 44.1% reported, considering the implicit seasonality of the sector in the first quarter.

The period-end days in accounts receivable, calculated as of March 31, 2007, were 142 days, an improvement over the 197 days as of March 31, 2006. The year-over-year improvement in the accounts receivable reflects the improvements in the collection and construction processes and the efficiencies achieved by the Company, despite the higher number of middle-income homes sold during the period, which take longer to construct.

--------------------------------------------------------------------------------
WORKING CAPITAL CYCLE                                      1Q'07          1Q'06
--------------------------------------------------------------------------------
   Inventory w/land days                                     383            301
--------------------------------------------------------------------------------
   Turnover accounts receivable days                         142            197
--------------------------------------------------------------------------------
   Turnover accounts payables days                           194            162
--------------------------------------------------------------------------------
   Total Working Capital Cycle                               331            336
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
   Inventory wo/land days                                     76             92
--------------------------------------------------------------------------------

2007 Guidance: The Company reaffirmed its guidance for 2007 published in December 2006:

--------------------------------------------------------------------------------
2007 COMPANY GUIDANCE
--------------------------------------------------------------------------------
                                                                  Guidance 2007
--------------------------------------------------------------------------------
   Revenue Improvement                                         17% to  20% real
--------------------------------------------------------------------------------
   EBITDA Margin (%)                                              Approx. 24.0%
--------------------------------------------------------------------------------
   Free Cash Flow                                           Neutral to Positive
--------------------------------------------------------------------------------

Business Highlights

Homex files restated 2005 financial information with the CNBV

On April 26, 2007, Homex filed with the Mexican Securities Commission (CNBV) certain changes in the Audited Financial Statements of 2005. These changes included non-cash adjustments to the Financial Statements that are mainly derived from the purchasing accounting of the July 1, 2005 Casas Beta acquisition.

The differences we identified are related to the following:

      (1) The Casas Beta trademark amortization: During 2005, no amortization was recognized.

      (2) The backlog of houses under construction: At the time of the acquisition, no backlog was determined. Intangible assets were identified.

      (3) Deferred income tax liabilities: Complementary adjustments derived from the two previous considerations.


Please refer to the Company's filing with the CNBV for further information.



FIRST QUARTER 2007 RESULTS

Overall, all the non-cash effects in 2005 Audited Financials are reflecting a 12% impact on the net income level.

------------------------------------------------------------------------------------------------------------------------------------
Earnings per share
------------------------------------------------------------------------------------------------------------------------------------
Constant pesos as of December 31, 2006                                                                                       Change
                                                                      2006           2005        Change           2004      05 / 04
------------------------------------------------------------------------------------------------------------------------------------
   Earnings per share reported                                        3.81           3.18         19.8%           2.69        18.2%
------------------------------------------------------------------------------------------------------------------------------------
   Earnings per share as restated                                     3.99           2.83         41.0%           2.69         5.2%
------------------------------------------------------------------------------------------------------------------------------------
   Weighted avge shares outstanding (MM)                             335.9          324.9                        282.0
------------------------------------------------------------------------------------------------------------------------------------

The Company is currently working on the impact of these changes in the U.S. GAAP reconciliation note of 2005 and intends to file a Form 20-F/A with the SEC in order to reflect these changes.

Homex, Fundacion Azteca and Local Authorities to jointly build recreational parks in Homex communities.

On March 14, 2007, and as part of its social responsibility efforts, Homex announced a joint effort with Fundacion Azteca and the Municipality of Culiacan, in the northern state of Sinaloa, Mexico, to build six parks equipped with sports facilities and recreation areas for the residents living in Homex communities in Culiacan.

Homex started operations in Coatzacoalcos, Veracruz with a new 4,750 home development.

On March 16, 2007, Homex announced the opening of a new development in Coatzacoalcos, Veracruz. Coatzacoalcos becomes the 29th city where the Company has operations in Mexico. The new project named "Paraiso las Dunas" will consist of 4,750 affordable -entry-level homes, out of which 1,000 homes will be developed during the first phase of the project. In total this community will consist of approximately 80 hectares.

Homex to promote social responsibility among its suppliers

On March 29, 2007 Homex announce the creation of a corporate social responsibility committee in alliance with the Corporate Developing Institute Anahuac (IDEA) of the Anahuac University and the Interamerican Developing Bank
(BID). Homex, through the IDEARSE program, shares and will seek to encourage the best Corporate Social Responsibility Practices among 10 small and medium companies in Sinaloa who had been suppliers of the Company for more than three years and that are distinguished for being excellent suppliers


                                * * * * * * * * *

About Homex

Desarrolladora Homex, S.A.B. de C.V. [NYSE: HXM, BMV: HOMEX] is a leading, vertically-integrated home development company focused on affordable entry-level and middle-income housing in Mexico. It is one of the most geographically diverse homebuilders in the country. Homex has a leading position in the top four markets in Mexico and is the largest homebuilder in Mexico, based on the number of homes sold and net income.

For additional corporate information, please visit the Company's web site at: www.homex.com.mx

Desarrolladora Homex, S.A.B. de C.V. quarterly reports and all other written materials may from time to time contain statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors can cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include economic and political conditions and government policies in Mexico or elsewhere, including changes in housing and mortgage policies, inflation rates, exchange rates, regulatory developments, customer demand and competition. For those statements, the Company claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Discussion of factors that may affect future results is contained in our filings with the Securities and Exchange Commission.

Attached are the unaudited Consolidated Financial Information Data of Desarrolladora Homex, S.A.B. de C.V. for the three-month ended March 31, 2007 and 2006, the Consolidated Statement of Changes in Financial Position for the three-month period ended March 31, 2007 and 2006 and the Consolidated Balance Sheet of Desarrolladora Homex, S.A.B. de C.V. as of March 31, 2007 and 2006.



FIRST QUARTER 2007 RESULTS

------------------------------------------------------------------------------------------------------------------------------------
DESARROLLADORA HOMEX CONSOLIDATED BALANCE SHEET COMPARISON OF MARCH 31, 2007 WITH MARCH 31, 2006
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                                             Change
(Figures in thousands of constant March 31, 2007 pesos)              mar-07                          mar-06                 07 / 06
------------------------------------------------------------------------------------------------------------------------------------
   ASSETS
------------------------------------------------------------------------------------------------------------------------------------
   CURRENT ASSETS
------------------------------------------------------------------------------------------------------------------------------------
   Cash and cash equivalents                                      1,798,203        9.5%           1,608,545      10.7%        11.8%
------------------------------------------------------------------------------------------------------------------------------------
   Accounts receivable, net                                       5,191,069       27.4%           5,443,501      36.1%        -4.6%
------------------------------------------------------------------------------------------------------------------------------------
   Inventories                                                    9,536,523       50.3%           5,705,462      37.8%        67.1%
------------------------------------------------------------------------------------------------------------------------------------
   Other current assets                                             282,406        1.5%             288,278       1.9%        -2.0%
------------------------------------------------------------------------------------------------------------------------------------
             Total current assets                                16,808,201       88.6%          13,045,786      86.5%        28.8%
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
   Property and equipment, net                                      727,012        3.8%             556,374       3.7%        30.7%
------------------------------------------------------------------------------------------------------------------------------------
   Goodwill                                                         713,176        3.8%             713,176       4.7%         0.0%
------------------------------------------------------------------------------------------------------------------------------------
   Other assets                                                     725,234        3.8%             759,350       5.0%        -4.5%
------------------------------------------------------------------------------------------------------------------------------------
            TOTAL                                                18,973,622      100.0%          15,074,686     100.0%        25.9%
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
   LIABILITIES AND STOCKHOLDERS' EQUITY
------------------------------------------------------------------------------------------------------------------------------------
   CURRENT LIABILITIES
------------------------------------------------------------------------------------------------------------------------------------
   Notes payable to financial institutions                                0        0.0%             225,253       1.5%            U
------------------------------------------------------------------------------------------------------------------------------------
   Accounts payable                                               4,826,305       25.4%           3,067,790      20.4%        57.3%
------------------------------------------------------------------------------------------------------------------------------------
   Advances from customers                                          298,907        1.6%             262,857       1.7%        13.7%
------------------------------------------------------------------------------------------------------------------------------------
   Taxes payable                                                    175,713        0.9%              88,009       0.6%        99.7%
------------------------------------------------------------------------------------------------------------------------------------
             Total current liabilities                            5,300,925                       3,643,908                   45.5%
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
   Long-term notes payable to financial institutions              3,526,703       18.6%           3,535,847      23.5%        -0.3%
------------------------------------------------------------------------------------------------------------------------------------
   Labour Obligations                                                50,991        0.3%                   0       0.0%            U
------------------------------------------------------------------------------------------------------------------------------------
   DEFERRED INCOME TAXES                                          2,302,531       12.1%           1,597,009      10.6%        44.2%
------------------------------------------------------------------------------------------------------------------------------------
            Total liabilities                                    11,181,150       58.9%           8,776,765      58.2%        27.4%
------------------------------------------------------------------------------------------------------------------------------------
   STOCKHOLDERS' EQUITY
------------------------------------------------------------------------------------------------------------------------------------
   Common stock                                                     514,530        2.7%             514,530       3.4%         0.0%
------------------------------------------------------------------------------------------------------------------------------------
   Additional paid-in capital                                     3,196,958       16.8%           3,196,958      21.2%         0.0%
------------------------------------------------------------------------------------------------------------------------------------
   Retained earnings                                              3,812,982       20.1%           2,365,899      15.7%        61.2%
------------------------------------------------------------------------------------------------------------------------------------
   Excess in restated stockholders' equity                          335,850        1.8%             337,796       2.2%        -0.6%
------------------------------------------------------------------------------------------------------------------------------------
   Cumulative initial effect of deferred income taxes              -153,798       -0.8%            -153,798      -1.0%         0.0%
------------------------------------------------------------------------------------------------------------------------------------
           Majority Stockholders' Equity                          7,706,522       40.6%           6,261,386      41.5%        23.1%
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
   Minority interest                                                 85,951        0.5%              36,534       0.2%       135.3%
------------------------------------------------------------------------------------------------------------------------------------
           TOTAL STOCKHOLDERS' EQUITY                             7,792,472       41.1%           6,297,920      41.8%        23.7%
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
   TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                    18,973,622      100.0%          15,074,685     100.0%        25.9%
------------------------------------------------------------------------------------------------------------------------------------



FIRST QUARTER 2007 RESULTS

-----------------------------------------------------------------------------------------------------------------------------
DESARROLLADORA HOMEX CONSOLIDATED INCOME STATEMENT COMPARISON OF FIRST QUARTER 2007 WITH FIRST QUARTER 2006
-----------------------------------------------------------------------------------------------------------------------------
(Figures in thousands of constant March 31, 2007 pesos)                                                              Change
                                                                   1Q'07                       1Q'6                 07 / 06
-----------------------------------------------------------------------------------------------------------------------------
REVENUES
-----------------------------------------------------------------------------------------------------------------------------
   Affordable entry-level revenue                              2,168,142       75.9%       1,919,745      80.6%        12.9%
-----------------------------------------------------------------------------------------------------------------------------
   Middle-income housing revenue                                 649,771       22.7%         427,571      18.0%        52.0%
-----------------------------------------------------------------------------------------------------------------------------
   Other revenues                                                 39,738        1.4%                       1.4%        19.9%
                                                                                              33,139
-----------------------------------------------------------------------------------------------------------------------------
TOTAL REVENUES                                                 2,857,651      100.0%       2,380,455     100.0%        20.0%
-----------------------------------------------------------------------------------------------------------------------------
TOTAL COSTS                                                    1,948,258       68.2%       1,637,753      68.8%        19.0%
-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------
GROSS PROFIT                                                     909,393       31.8%         742,702      31.2%        22.4%
-----------------------------------------------------------------------------------------------------------------------------
SELLING AND ADMINISTRATIVE EXPENSES
-----------------------------------------------------------------------------------------------------------------------------
  Selling and Administrative Expenses                            261,575        9.2%         214,241       9.0%        22.1%
-----------------------------------------------------------------------------------------------------------------------------
  Beta Trademark Amortization                                     22,871        0.8%               0       0.0%            -
-----------------------------------------------------------------------------------------------------------------------------
TOTAL SELLING AND ADMINISTRATIVE EXPENSES                        284,446       10.0%         214,241       9.0%        32.8%
-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------
OPERATING INCOME                                                 624,947       21.9%         528,461      22.2%        18.3%
-----------------------------------------------------------------------------------------------------------------------------
OTHER INCOME AND EXPENSES                                        149,228        5.2%           6,188       0.3%      2311.7%
-----------------------------------------------------------------------------------------------------------------------------
NET COMPREHENSIVE FINANCING COST
-----------------------------------------------------------------------------------------------------------------------------
   Interest expense and commissions                              116,847        4.1%         122,456       5.1%        -4.6%
-----------------------------------------------------------------------------------------------------------------------------
   Interest income                                               -38,099       -1.3%         -18,803      -0.8%       102.6%
-----------------------------------------------------------------------------------------------------------------------------
   Foreign exchange (gain) loss                                    3,284        0.1%          53,679       2.3%       -93.9%
-----------------------------------------------------------------------------------------------------------------------------
   Monetary position loss                                         36,167        1.3%          25,166       1.1%        43.7%
-----------------------------------------------------------------------------------------------------------------------------
                                                                 118,198        4.1%         182,498       7.7%       -35.2%
-----------------------------------------------------------------------------------------------------------------------------
INCOME BEFORE INCOME TAX AND
-----------------------------------------------------------------------------------------------------------------------------
EMPLOYEE STATUTORY PROFIT SHARING EXPENSE                        655,977       23.0%         352,150      14.8%        86.3%
-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------
INCOME TAX EXPENSE                                               197,276        6.9%         112,201       4.7%        75.8%
-----------------------------------------------------------------------------------------------------------------------------
NET INCOME                                                       458,701       16.1%         239,949      10.1%        91.2%
-----------------------------------------------------------------------------------------------------------------------------
MAJORITY INTEREST                                                454,895       15.9%         242,754      10.2%        87.4%
-----------------------------------------------------------------------------------------------------------------------------
MINORITY INTEREST                                                  3,806        0.1%         (2,804)      -0.1%         0.0%
-----------------------------------------------------------------------------------------------------------------------------
NET INCOME                                                       454,895       15.9%         242,754      10.2%        87.4%
-----------------------------------------------------------------------------------------------------------------------------
Earnings per share                                                  1.37        0.0%            0.71       0.0%        91.2%
-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------
EBITDA                                                           832,919       29.1%         537,859      22.6%        54.9%
Adjusted EBITDA                                                  683,690       23.9%                                   27.1%
-----------------------------------------------------------------------------------------------------------------------------



FIRST QUARTER 2007 RESULTS

--------------------------------------------------------------------------------------------------------
DESARROLLADORA HOMEX CONSOLIDATED STATEMENT OF CHANGES IN
FINANCIAL POSTION FOR THE THREE-MOTHS ENDED MARCH 31, 2007
--------------------------------------------------------------------------------------------------------
(Figures in thousands of constant pesos as of  March 31, 2007)
--------------------------------------------------------------------------------------------------------
Net Income                                                                                      454,894
--------------------------------------------------------------------------------------------------------
Non Cash items:
--------------------------------------------------------------------------------------------------------
   Depreciation                                                                                  58,743
--------------------------------------------------------------------------------------------------------
   Minority Interest                                                                              3,847
--------------------------------------------------------------------------------------------------------
   Deferred income taxes                                                                        197,277
--------------------------------------------------------------------------------------------------------
                                                                                                714,761
--------------------------------------------------------------------------------------------------------
  (Increase) decrease in:
--------------------------------------------------------------------------------------------------------
     Trade accounts receivable                                                                 -104,052
--------------------------------------------------------------------------------------------------------
     Inventories (w/land)                                                                        53,542
--------------------------------------------------------------------------------------------------------
     Trade accounts payable                                                                    -621,465
--------------------------------------------------------------------------------------------------------
     Other A&L, net (1)                                                                        -308,042
--------------------------------------------------------------------------------------------------------
Changes in operating assets and liabilities                                                    -980,017
--------------------------------------------------------------------------------------------------------
Operating Cash Flow                                                                            -265,256
--------------------------------------------------------------------------------------------------------
   Capex                                                                                       -110,872
--------------------------------------------------------------------------------------------------------
Free Cash Flow                                                                                 -376,127
--------------------------------------------------------------------------------------------------------
   Net Financing Activities                                                                      -5,047
--------------------------------------------------------------------------------------------------------
   Net increase (decrease) cash                                                                -381,174
--------------------------------------------------------------------------------------------------------
   Balance at beginning                                                                       2,179,377
--------------------------------------------------------------------------------------------------------
   Balance at end                                                                             1,798,203
--------------------------------------------------------------------------------------------------------
(1) Includes adjustments of goodwill and others
--------------------------------------------------------------------------------------------------------


FIRST QUARTER 2007 RESULTS